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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Live Nation, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
538034109
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	538034109	Page	2	of	5

1	NAMES OF REPORTING PERSONS: L. Lowry Mays

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	5	SOLE VOTING POWER:

NUMBER OF		3,544,128 shares [1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 shares

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,544,128 shares

WITH:	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,544,128 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
1 Includes (a) 10,000 restricted shares, 2,000 shares of which vested on December 22, 2006, the remainder of which will vest in four equal annual installments; (b) options to purchase 2,000 shares that vested on December 22, 2006; (c) 3,334,663 shares held by LLM Partners, Ltd. (of which the reporting person shares control of the sole general partner); (d) 167,864 shares held by the Mays Family Foundation (over which the reporting person has either sole or shared investment or voting authority); (e) 12,859 shares held by the Clear Channel Foundation (over which the reporting person has either sole or shared investment or voting authority); and (f) 6,057 shares held by trusts of which the reporting person is the trustee, but not a beneficiary.

CUSIP NO. 538034109	13 G	Page 3 of 5 Pages

Item 1.	(a)	Name of Issuer: Live Nation, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
9348 Civic Center Drive
Beverly Hills, CA 90210

Item 2.	(a)	Name of Person Filing: L. Lowry Mays

	(b)	Address of Principal Business Office or, if none, Residence:
200 East Bassee Road
San Antonio, TX 78209

	(c)	Citizenship: USA

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 538034109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP NO. 538034109	13 G	Page 4 of 5 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number of percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 3,544,128 shares

(b) Percent of Class: 5.4%

All percentages of outstanding shares of common stock beneficially owned by the Reporting Person reported herein were calculated based on 65,477,685 outstanding shares of the Issuer’s common stock on November 3, 2006, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 14, 2006.

(c) Number of Shares as to Which Such Person Has:

(i) Sole Power to Vote or Direct the Vote: 3,544,128 shares
(ii) Shared Power to Vote or Direct the Vote: 0 shares
(iii) Sole Power to Dispose or to Direct the Disposition of: 3,544,128 shares
(iv) Shared Power to Dispose or to Direct the Di sposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP NO. 538034109	13 G	Page 5 of 5 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 5, 2007

Date
/s/ L. Lowry Mays

L. Lowry Mays